UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ENCORE CAPITAL GROUP, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

292554102

(CUSIP Number of Class of Securities)

Jonathan C. Clark

Executive Vice President, Chief Financial Officer and Treasurer

350 Camino de la Reina, Suite 100

San Diego, California 92108

(877) 445-4581

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Steven B. Stokdyk, Esq.

Latham & Watkins LLP

10250 Constellation Blvd. Suite 1100

Los Angeles, CA 90067

(424) 653-5500

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$300,000,000	$27,810.00

(1)

The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $300,000,000 in aggregate of up to 5,769,230 shares of common stock, par value $0.01 per share, of the Company at the minimum tender offer price of $52.00 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $92.70 per $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Encore Capital Group, Inc., a Delaware corporation (the “Company”), to purchase for cash up to $300 million of shares (the “shares”) of its common stock, par value $0.01 per share (the “common stock”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $52.00 and not more than $60.00 per share, or (ii) purchase price tenders, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated November 4, 2021 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Items 1 through 9; Item 11.

All information contained in the Offer to Purchase and accompanying Letter of Transmittal, including all exhibits and schedules thereto, is hereby incorporated by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)✓	Offer to Purchase, dated November 4, 2021.

(a)(1)(B)✓	Letter of Transmittal.

(a)(1)(C)✓	Notice of Guaranteed Delivery.

(a)(1)(D)✓	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 4, 2021.

(a)(1)(E)✓	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 4, 2021.

(a)(1)(F)✓	Summary Advertisement, dated November 4, 2021.

(a)(2)	Not Applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)✓	Press release issued November 4, 2021, announcing the commencement of the Tender Offer.

(a)(5)(b)	Slide presentation of Encore Capital Group, Inc. dated November 3, 2021 (incorporated by reference to Exhibit 99.1 of the 8-K, filed on November 3, 2021).

(b)	Amended and Restated Senior Facilities Agreement, dated August 5, 2021, by and among Encore Capital Group, Inc., the several guarantors, banks and other financial institutions and lenders from time to time party thereto and Truist Bank as Agent and Security Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 11, 2021).

(c)	None.

(d)(A)*	Encore Capital Group, Inc. Executive Separation Plan (incorporated by reference to Exhibit 10.2 of the 10-Q, filed on November 6, 2014).

(d)(B)*	Non-Employee Director Compensation Program Guidelines, effective June 17, 2020 (incorporated by reference to Exhibit 10.1 of the 10-Q, filed on August 5, 2020).

(d)(C)*	Non-Employee Director Deferred Stock Compensation Plan (incorporated by reference to Exhibit 10.2 of the 10-Q, filed on August 4, 2016).

(d)(D)*	First Amendment to Non-Employee Director Deferred Stock Compensation Plan, dated August 11, 2016 (incorporated by reference to Exhibit 10.1 of the 10-Q, filed on November 9, 2016).

(d)(E)*	The Encore Capital Group, Inc. 2017 Incentive Award Plan (incorporated by reference to Exhibit 10.3 of the 8-K, filed on June 20, 2017).

(d)(F)*	Executive Service Agreement, dated November 25, 2019, between Cabot UK Holdco Limited and Craig Buick (incorporated by reference to Exhibit 10.2 of the 10-Q, filed on May 11, 2020).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Management contract or executive compensation plan or arrangement
✓	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Encore Capital Group, Inc.

Date: November 4, 2021	By:	/s/ Jonathan C. Clark
Name: Jonathan C. Clark
Title: Executive Vice President, Chief Financial Officer and Treasurer